                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 2

                            TREX MEDICAL CORPORATION
                            (Name of Subject Company)


                            TREX MEDICAL CORPORATION
                                    (Issuer)

                         TREX MEDICAL ACQUISITION, INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                CUSIP 89531R 10 1
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                             -----------------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $18,076,035        Amount of Filing Fee(2):  $3,615.21

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:                $3,615.21
      Form or Registration No.:              Schedule TO
      Filing Party:                          Thermo Electron Corporation
      Date Filed:                            October 25, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|   third-party tender offer subject to Rule 14d-1.

     |_|   issuer tender offer subject to Rule 13e-4.

     |X|   going-private transaction subject to Rule 13e-3.

     |X|   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                            SCHEDULE 13D INFORMATION

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Thermo Electron Corporation
     IRS No. 04-2209186
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF           7.   SOLE VOTING POWER                         25,121,689
   SHARES
BENEFICIALLY
  OWNED BY            ----------------------------------------------------------
   EACH               8.   SHARED VOTING POWER                                0
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
 9.  SOLE DISPOSITIVE POWER                                          25,121,689

--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER                                                 0

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    25,121,689

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             78.6%

--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

     This Amendment No. 2 amends and supplements the Tender Offer and Rule 13e-3 Transaction Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 25, 2000, and as amended on November 6, 2000 (as so amended, the "Schedule TO"). The Schedule TO relates to the offer by Trex Medical Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Trex Medical Corporation, a Delaware corporation (the "Company"), at a purchase price of $2.15 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 2000 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached to the Schedule TO as Exhibit 12(a)(2). Except as expressly noted below, the disclosure in the Offer to Purchase that was incorporated by reference into the Schedule TO in response to the items referenced below continues to be incorporated by reference into the Schedule TO. Item 13 of the Schedule TO, the information required by Schedule 13E-3, is being amended and supplemented by this Amendment No. 2 to add the Company as a filing party and to incorporate the sections referenced below from the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by the Company with the Securities and Exchange Commission on November 7, 2000, and as amended on November 21, 2000 (as so amended, the "Schedule 14D-9"). References in the Schedule 14D-9 to "Special Committee" are amended as incorporated herein to read "Company Independent Committee."

     On November 21, 2000, Thermo Electron issued the press release filed as
Exhibit 12(a)(10) hereto relating to the extension of the Expiration Date to 12:00 midnight, New York City time, on Tuesday, November 28, 2000. The information contained in the press release is incorporated by reference and amends Items 1 through 11 of the Schedule TO.

ITEMS 9 and 13

     Item 9(a) and Items 8 and 9 of Item 13 are hereby amended by deleting the text comprising the second indented bullet point in the second sentence of the seventh paragraph of the Offer to Purchase under the caption "Special Factors - Summary Of The Advisor's Analysis And Opinion" which was incorporated into the Schedule TO as originally filed.

ITEM 13

     Item 3. Identity and Background of Filing Person.

     Items 3(a) and (c) of Item 13 are hereby amended and supplemented by adding the following to that section of the Schedule TO:

          Unless set forth below, the name, business address, position with the Company, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in

          Item 3 of the Schedule 14D-9 under the captions "Composition of the Company's Board of Directors" and "Executive Officers of the Company." Unless otherwise indicated, each occupation refers to the Company, each individual is a U.S. citizen and each individual's business address is 81 Wyman Street, Waltham, Massachusetts 02454. Unless otherwise indicated, to the knowledge of the Company, no director or executive officer of the Company has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), and no director or executive officer of the Company was party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     Items 3(a) and (c) of Item 13 are hereby further amended and supplemented to incorporate by reference the information set forth in Item 3 of the Schedule 14D-9 captioned "Composition of the Company's Board of Directors" and "Executive Officers of the Company."

     Items 3(a) and (c) of Item 13 are hereby further amended and supplemented by adding the following to those Sections of the Schedule TO:

          Gerald R. Roda has been senior vice president, finance of the Company since March 1999. From 1986 until March 1999, Mr. Roda was employed by Picker International, Inc., a manufacturer and marketer of diagnostic imaging equipment, serving as group controller, sales and service during the five years prior to March 1999.

     Item 8. Fairness of the Transaction.

     Item 8(a) of Item 13 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of the Schedule 14D-9 captioned "Position of the Special Committee."

     Item 8(b) of Item 13 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of the Schedule 14D-9 under the caption "Background; Reasons for the Special Committee's Position."

     Item 8(b) is further amended and supplemented by adding the following to that section of the Schedule TO:

          The Company Independent Committee considered a liquidation analysis in determining the fair value of the Company as the Company had completed the sale of its US operations in September and currently is actively seeking purchasers for Trophy's businesses, for which the Company has received indications of interest from several potential purchasers. As a result of these events, the Company would have no operating assets and, thus, would no longer be a going concern. The Company Independent Committee considered the liquidation value of the remaining non-operating assets and liabilities and potential liabilities of the Company under several alternative cases, including the anticipated net proceeds to be received from the sale of Trophy.

          The Company Independent Committee did not consider the net book value of the Company as a relevant factor in assessing the Company's value and, accordingly, did not evaluate the fairness of the Offer Price in relation to the Company's book value. The Company Independent Committee relied upon the valuation methodology selected by Tucker Anthony for purposes of its financial analysis, and the Company Independent Committee noted that Tucker Anthony did not employ net book value in its financial analysis.

     Item 9. Reports, Opinions, Appraisals and Negotiations.

     Items 9(a), (b) and (c) of Item 13 are hereby amended and supplemented to incorporate by reference the information set forth in Item 4 under the caption "Opinion of Financial Advisor" and Item 5 of the Schedule 14D-9 and Schedule I to the Schedule 14D-9.

     Item 10. Source and Amount of Funds or Other Consideration.

     Item 10(c) of Item 13 is hereby amended and supplemented to incorporate by reference the information set forth in Item 5 of the Schedule 14D-9.

     Item 10(c) of Item 13 is hereby further amended and supplemented to add the following to that section of the Schedule TO:

          In addition to the amounts to be paid by the Company to Tucker Anthony, the following is an estimate of fees and expenses to be incurred by the Company in connection with the Offer:

              Legal........................................        $ 40,000

              Printing.....................................          65,000

              Information Agent (including mailing)........          12,000

              Miscellaneous................................           8,000
                                                                   --------
                                                                   $125,000
                                                                   ========

     Item 11. Interest in Securities of Subject Company.

     Item 11(a) of Item 13 is hereby amended and supplemented by incorporating by reference the information relating to the security ownership by the Company's executive officers and directors contained in the Company's Proxy Statement relating to its 2000 Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission on April 18, 2000.

     Item 11(b) of Item 13 is hereby amended and supplemented by incorporating by reference the information set forth in Item 6 of the Schedule 14D-9.

     Item 12. The Solicitation or Recommendation.

     Item 12(d) of Item 13 is hereby amended and supplemented by incorporating by reference the information set forth in Item 3 of the Schedule 14D-9 captioned "Intent to Tender."

     Item 12(e) is hereby amended and supplemented by adding the following to that section of the Schedule TO:

          Other than the filing and distribution of the Schedule 14D-9, the Company does not intend to make a recommendation to the Public Stockholders either in support of or opposition to the Offer and the Merger.

     Item 14. Persons/Assets Retained, Employed, Compensated or Used.

     Item 14(a) of Item 13 is hereby amended and supplemented by incorporating by reference the information set forth in Item 5 of the Schedule 14D-9.

     Item 16. Exhibits.

     Item 16 of Item 13 is hereby amended and supplemented to add the following exhibits:

     (a)(9) Solicitation/Recommendation Statement on Schedule 14D-9 dated November 7, 2000, and as amended on November 21, 2000

     (c)(2) Opinion of Tucker Anthony Capital Markets dated November 7, 2000 (incorporated by reference to Schedule I of the Schedule 14D-9)

ITEM 13.

     Items 7, 8 and 12(e) of Item 13 are hereby amended and supplemented by adding the following to those sections of the Schedule TO following the fourth bullet under the caption "Position Of Thermo Electron As To Fairness Of The Offer And The Merger" which was incorporated by reference into the Schedule TO as originally filed:

          The Thermo Electron Special Committee also determined that the Offer and the Merger are procedurally fair to the Public Stockholders, despite the fact that the Offer and the Merger are not subject to the approval of the director of the Company who is neither an employee of the Company nor otherwise affiliated with Thermo Electron.


          In addition, the Company Independent Committee determined that the Offer and the Merger are procedurally fair to the Public Stockholders, despite the fact that (i) Thermo Electron was unwilling to negotiate the Offer Price and could pursue alternative squeeze-out structures in the event that the Offer is not successful, (ii) the Offer and the Merger are not structured so that approval of at least a majority of the Public Stockholders is required and (iii) the Offer and the Merger are not subject to the approval of the director of the Company who is neither an employee of the Company nor otherwise affiliated with Thermo Electron. In making such determination, the Company Independent Committee considered the following factors:

          - Each Public Stockholder can individually determine whether to tender Shares in the Offer.

          - The Offer provides the opportunity for the Public Stockholders to sell their Shares without incurring brokerage and other costs typically associated with market sales.

          - In evaluating the Offer Price, the Company Independent Committee relied in part upon an analysis prepared by Tucker Anthony Capital Markets of the range of potential values of the Shares that resulted primarily from an analysis of the liquidation value of the Company.

          - Public Stockholders who believe that the terms of the Offer and the Merger are not fair can pursue appraisal rights in the Merger under state law.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                     TREX MEDICAL ACQUISITION, INC.

                                     By: /s/ John T. Keiser
                                        ---------------------------------------
                                         Name:  John T. Keiser
                                         Title: President

                                     THERMO ELECTRON CORPORATION

                                     By: /s/ Theo Melas-Kyriazi
                                        ---------------------------------------
                                         Name:  Theo Melas-Kyriazi
                                         Title: Vice President and Chief
                                                Financial Officer



After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Item 13 of this Statement is true, complete and correct.

                                     TREX MEDICAL CORPORATION

                                     By: /s/ William J. Webb
                                        ---------------------------------------
                                          Name:  William J. Webb
                                          Title: President and Chief Executive
                                                 Officer
Date:    November 21, 2000

                                  EXHIBIT INDEX



EXHIBIT                  DESCRIPTION
12(a)(1)*                Offer to Purchase dated October 25, 2000

12(a)(2)*                Letter of Transmittal

12(a)(3)*                Notice of Guaranteed Delivery

12(a)(4)*                Letter from the Dealer Managers to Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees

12(a)(5)*                Letter to Clients for use by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees

12(a)(6)*                Summary Advertisement as published on October 25, 2000

12(a)(7)**               Press Release issued by Thermo Electron on October 17,
                         2000

12(a)(8)*                Press Release issued by Thermo Electron on October 25,
                         2000

12(a)(9)*                Solicitation/Recommendation Statement on Schedule 14D-9
                         dated November 7, 2000, and as amended on November
                         21, 2000.

12(a)(10)                Press Release issued by Thermo Electron on November 21,
                         2000.

12(b)                    None

12(c)(1)*                Opinion of J.P. Morgan Securities Inc. dated October
                         16, 2000

12(c)(2) Opinion of Tucker Anthony Capital Markets dated November 7, 2000 (incorporated by reference to Schedule I to the Schedule 14D-9)

12(d)                    None

12(e)                    Not applicable

12(f)*                   Summary of Appraisal Rights (Included in
                         Exhibit 12(a)(1) in the section captioned "The Merger; Appraisal Rights")

12(g)                    None

12(h)                    None

-----------------
 * Previously filed.

** Previously filed. The October 17, 2000 press release contained a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995. To the extent that the forward-looking statements in the October 17, 2000 press release relate to the tender offer that Trex Medical Acquisition, Inc. commenced on October 25, 2000, the safe harbor does not apply to such statements.